BY EDGAR

February 24, 2015

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Westell Technologies, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed May 23, 2014
File No. 000-27266

Dear Mr. Spirgel:

Westell Technologies, Inc. (the “Company”) is submitting the following responses to the comment letter of the staff
(the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 18, 2015, addressed to J. Thomas Gruenwald, Chief Executive Officer of the Company, related to the above-referenced report
(the “2014 10-K”).

For ease of reference, we have repeated the Staff’s comments in italics preceding each response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. In future filings, please enhance your overview to discuss the likely impact of known trends, demands, commitment, events or uncertainties which are reasonably likely to have material effects on your financial conditions or results of operations. For example, it appears that your business has changed significantly over the last two years because of your Kentrox and CSI acquisitions. However, you do not provide a thorough discussion of how you believe these acquisitions will impact your revenues or net income going forward. This discussion should address the affect these acquisitions have had on your gross margins, cost of revenues and earnings per share. For more information, refer to the Commission Guidance Regarding Management’s Discussion and Analysis of
Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretative Rule on Management’s Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18,
1989).

Response:
Beginning with the fiscal year 2015 Annual Report on Form 10-K and in future filings, the Company will enhance its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide the information requested by the Staff.

Form 10-Q for the quarter ended September 30, 2014
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

2. In future filings, please expand you explanation of material drivers of changes in your financial results to address not only the causes of the changes but the reasons behind why the causes occurred. For example, you disclose that your financial results were negatively impacted beginning in August 2014 by “significant reductions in carrier capital spending…” Such a discussion should also address why customers’ capital spending dropped and whether management believes this to be a seasonal event going forward.

Response:
Beginning with the fiscal year 2015 Annual Report on Form 10-K and in future filings, the Company will enhance its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide the information requested by the Staff.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is a need for additional information or clarification, please contact me at (630) 375-4373, or Tom
Minichiello, Chief Financial Officer, Treasurer and Secretary at (630) 375-4740.

Sincerely,

/s/ J. Thomas Gruenwald
J. Thomas Gruenwald
Chief Executive Officer

CC: Tom Minichiello
Chief Financial Officer, Treasurer and Secretary